

Mail Stop 3233

March 23, 2016

Kevin M. Finkel
Chief Executive Officer
Resource Apartment REIT III, Inc.
1845 Walnut Street, 18th Floor
Philadelphia, Pennsylvania 19103

      Re: **Resource Apartment REIT III, Inc.**
                Amendment No. 2 to Registration Statement on Form S-11
                Filed March 4, 2016
                File No. 333-207740

Dear Mr. Finkel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 22, 2016 letter.

Estimated Use of Proceeds, page 75

1. Please revise the table regarding the Class T shares to appropriately reference footnote 6, rather than footnote 7.

Investment Objectives and Policies, page 113

Experience Buying, Improving and Selling Discounted Real Estate…, page 119

2. We note your response to comment 7 and your revised table starting on page 120. We also note your disclosure of adverse business developments for investment programs sponsored by your sponsor and its affiliates on page 145. With respect to each of the selling entities in your table that are not otherwise discussed on page 145, please balance

the disclosure by discussing any material adverse business developments of each selling entity or advise.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Andrew Davisson, Esq. (*via E-mail*)
        DLA Piper LLP